

Mail Stop 3010

October 14, 2009

Nicholas D. Gerber
Management Director and Chief Executive Officer
United States Brent Oil Fund, LP
United States Commodity Funds LLC
1320 Harbor Bay Parkway, Suite 145
Alameda, CA 94502

> **Re: United States Brent Oil Fund, LP**
> **Registration Statement on Form S-1**
> **Filed September 18, 2009**
> **File No. 333-162015**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you appear to be a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

2.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that

we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. Please refer to Release No. 33-6900 (June 17, 1991) and, by analogy, to Item 19D of Guide 5.

Cover Page of the Prospectus

3.   Please disclose the date that the offering will end as required by Item 501(b)(8)(iii) of Regulation S-K.

4.   We note that you are registering $2.5 billion worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

5.   We note your statement in the second risk factor that "[i]f certain correlations do not exist, then investors may not be able to use USBO as a cost-effective way to invest in crude oil or as a hedge against the risk of loss in crude oil-related transactions." Please revise to briefly explain what you mean by "if certain correlations do not exist."

Principal Investment Risks of an Investment in USBO, page 3

6.   Please include a statement, if true, that there are no limits on the amount of leverage that you may use. Please make similar revisions to your risk factor on page 25 and your disclosure on page 56.

7.   Please revise to briefly quantify in the second bullet point on page 6 the fees and expenses that USBO will pay regardless of whether it is profitable.

Breakeven Analysis, page 7

8.   We note your disclosure in footnote 3 that the breakeven analysis assumes the sale of $5,000,000 in securities. Your disclosure in footnote 5 is based on having $30 million in assets. Please explain this discrepancy.

The Offering, page 29

9.   We note your disclosure in the risk factor on page 24 relating to intellectual property rights that you have a patent pending and that you are registering trademarks. In future filings please provide the disclosure required by Item 101(c)(iv) of Regulation S-K.

10.   We note your disclosure on page 32 that Mr. Love is no longer registered with the CFTC as an Associated Person of the General Partner. Please explain what impact this has, if any, on his ability to perform as your portfolio operations manager. For example, please disclose

whether his status will limit his ability to make or recommend certain investments on your behalf.

Prior Performance of the General Partner and Affiliates, page 33

Performance of the Related Public Funds, page 35

11.   Please describe the expenses included in the line item "Other Amounts Paid" in each of the tables presented in this section.

Transfer of Units, page 61

12.   We note that consent to transfer units may be withheld by the General Partner. Please disclose the circumstances where the General Partner would choose to withhold consent.

Withdrawal of Limited Partners, page 62

13.   We note that you may remove a limited partner for any reason in your sole discretion. Please disclose the typical circumstances where you would choose to exercise your discretion to remove a limited partner.

Marketing Agent and Authorized Purchasers, page 63

14.   Please identify all authorized participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

15.   Please disclose that any difference between the purchase price and the resale price will be deemed underwriting compensation.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Offering Costs, page F-5

16.   Tell us what consideration was given to disclosing the amount of organizational and offering costs incurred to date.   In that regard, if any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

United States Commodity Funds LLC and Subsidiaries

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page F-16

17.   The note indicates that as of December 31, 2008 the Funds were no longer consolidated by the general partner.   Please revise to clarify whether this disclosure relates to all Funds or those that have gone effective as of the date of the general partner's financial statements. Also, for those Funds that are not being consolidated, tell us and revise your disclosures to discuss the basis for not consolidating these Funds based upon the guidance within FIN 46R, SOP 78-9 and EITF 04-5.

Part II, page II-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

18.   We note you list the amount of the SEC registration fee as $49,125. However, on the front cover, the registration fee is listed as $139,500. Please revise to address this discrepancy.

Exhibits

19.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

20.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or the undersigned at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: James M. Cain, Esquire (*via facsimile*)